UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
PINNACLE BANCSHARES, INC.

(Name of Issuer)
PINNACLE BANCSHARES, INC.

(Names of Persons Filing Statement)
Common Stock

(Title of Class of Securities)
722903101

(CUSIP Number of Class of Securities)
Robert B. Nolen, Jr.
President and Chief Executive Officer
Pinnacle Bancshares, Inc.
1811 Second Avenue
Jasper, AL 35502-1388
(205) 221-4111
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)
Copy to:
Edward B. Crosland, Jr.
Jones, Walker, Waechter, Poitevent, Carrèrre & Denègre, L.L.P.
2600 Virginia Avenue, N.W., Suite 1113
Washington, DC 20037
(202) 944-1101
(202) 944-1109 (facsimile)
This statement is filed in connection with (check the appropriate box):
a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☒ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$87,725	$2.70

*	Calculated solely for the purpose of determining the filing fee, which was based upon a tender offer price of $16.25 per share for the eligible common stock as of October 10, 2007, multiplied by our estimate of the maximum number of shares to be purchased (4,900 shares), plus $50.00 to each eligible stockholder who accepts the tender offer (estimated to be a maximum of 162 stockholders.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

INTRODUCTION
     Pinnacle Bancshares, Inc., a Delaware corporation, is offering to purchase for cash all shares of the Company’s common stock held by stockholders that owned 99 or fewer shares as of the close of business on October 10, 2007 and that continue to own such shares through the expiration date. The expiration date for the offer shall be 5:00 p.m., Central Time, on December 3, 2007, unless otherwise extended or terminated, all in accordance with applicable law. The offer is being made pursuant to an Offer to Purchase, dated October 18, 2007, which is attached hereto as Exhibit 16(a)(1)(i). The offer is an “odd-lot tender offer” pursuant to Rule 13e-4(h)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, because the offer has a reasonable likelihood or a purpose of causing the common stock to be held of record by fewer than 300 persons, the offer is a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.
ITEM 1. SUMMARY TERM SHEET
     The information set forth under “Summary of Terms” and “Questions and Answers” in the Offer to Purchase for Cash dated October 18, 2007 (the “Offer to Purchase”), which is attached hereto as Exhibit 16(a)(1)(i), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Name of issuer is Pinnacle Bancshares, Inc. (the “Company”). The Company’s principal executive office is located at 1811 Second Avenue, Jasper, AL 35502-1388, and its business telephone number is (205) 221-4111.
     (b) As of October 10, 2007, the Company had 1,462,359 shares of common stock, par value $.01 per share, issued and outstanding.
     (c) The information required by this Item is set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.
     (d) The information required by this Item is set forth under “Information About the Company - Market Price and Dividend Information” in the Offer to Purchase and incorporated herein by reference.
     (e) The Company has not made an underwritten public offering of the Company’s common stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.
     (f) The following table details purchases under the Company’s stock repurchase program.

	Total Number	Range of
	of Shares	Prices Paid	Average Price
Period	Purchased	Per Share	Paid Per Share
January 1 — September 19, 2007	2,179	$14.52 - $14.98	$14.71
January 1 — December 31, 2006	121,140	$14.17 - $14.91	$14.83
January 1 — December 31, 2005	18,633	$13.60 - $15.47	$14.38
     The Company has not purchased any of its shares of common stock since September 19, 2007.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) The filing person to which this Schedule 13e-3 relates is the issuer, Pinnacle Bancshares, Inc. The name, business address and business telephone number of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer, director and controlling stockholder of the Company are follows:

Robert B. Nolen, Jr.,
President, Chief Executive Officer, and Director
1811 Second Avenue
Jasper, AL 35502-1388
James W. Cannon
Chairman of the Board
1811 Second Avenue
Jasper, AL 35502-1388
Greg Batchelor
Director
15220 Highway 43
Russellville, AL 35653
O.H. Brown
Director
405 10th Avenue
Jasper, AL 35501
William W. Humphries
Director
411 9th Avenue
Jasper, AL 35501
Sam W. Murphy
Director
1604 10th Avenue
Jasper, AL 35501
Al H. Simmons
Director
1101 So. 22nd St.
Birmingham, AL 35205
James T. Waggoner
Director
1829 Mission Road
Birmingham, AL 35216
      (b) Not Applicable
      (c)1. and 2. The following is a list of the principal occupation of each officer and director of the Company as well as principal business address of such employment or occupation, as applicable. The following table also sets forth as to each executive officer and director of the Company his principal occupation during the last five years, including the starting and ending dates of such employment.
Robert B. Nolen, Jr.
President, Chief Executive Officer and
Director of the Bank and the Company
1811 Second Avenue
Jasper, AL 35502-1388
Mr. Nolen joined the Company in 1987 as First Vice President, Chief Financial Officer and Treasurer. In 1990, Mr. Nolen was appointed Executive Vice President of the Company, and in 1994, Mr. Nolen was appointed President and Chief Executive Officer of the Company.

James W. Cannon
Retired
1902 Pawnee Circle
Jasper, AL 35504
Mr. Cannon is retired. From May 1995 until September 2003, he was Senior Vice President — Operations of Burton Golf, Inc., a manufacturer of golf bags, headquartered in Fort Walton Beach, Florida. In 2005, Mr. Cannon was elected Chairman of the Board of Directors of the Company.
Greg Batchelor
President
Dependable True Value Hardware, Inc.
15220 Highway 43
Russellville, AL 35653
Mr. Batchelor has been President since 1992. Prior to that, he was Manger.
O.H. Brown
Certified Public Accountant
Haynes Downard, LLP
405 10th Avenue
Jasper, AL 35501
Mr. Brown has been with his current firm since December 2004. Previously, he was with Warren, Averett, Kimbrough and Marino, LLC, an accounting firm in Jasper, AL.
William W. Humphries
Bankhead Land & Timber
411 9th Avenue
Jasper, AL 35501
Mr. Humphries is President of Bankhead Land & Timber Co.
Sam W. Murphy
Chairman of the Board and Chief Executive Officer
Murphy Furniture Manufacturing Co.
1604 10th Avenue
Jasper, AL 35501
Mr. Murphy has been Chairman of the Board and Chief Executive Officer since 1992.
Al H. Simmons
Insurance Agent
Pittman & Associates, Inc.
1101 So. 22nd St.
Birmingham, AL 35205
Mr. Simmons has been an insurance agent with Pitman Associates, Inc. since April 1998. He was Chairman of the Board of Directors of the Company from 1989 to 2005. He served as President of the Company and the Bank from 1979 until 1994.
James T. Waggoner
1829 Mission Road
Birmingham, AL 35216
Mr. Waggoner has been President of Birmingham Business Consultants, LLC, a healthcare consulting firm, since 1995. He was also Vice President, External Affairs, HealthSouth Corporation until 2003. In addition, Mr. Waggoner serves as an Alabama State Senator.
3.	The information included in the Offer to Purchase entitled “Information About the Company — Management Information” is also incorporated by reference. None of the individuals listed in Item (c)1. and 2. above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

4.	No individual discussed in Item (c)1. and 2. above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

5.	Each of the individuals discussed in this Item (c) is a citizen of the United States.
     (d) The information set forth under or incorporated by reference in Item 1 and Item 3(a) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) The information required by this Item is set forth under “Summary of Terms”, “Questions and Answers”, “Special Factors” and “Terms of the Offer” to Purchase and incorporated herein by reference.
     (c) This tender offer is available only to those record stockholders and beneficial owners of the Company’s common stock who own 99 shares or less (i.e., odd lot stockholders) as of October 10, 2007, the record date, and is not open to all persons owning the Company’s common stock.
     (d) Dissenting stockholders are not entitled to any appraisal or dissenters’ rights under Delaware law as a result of the tender offer discussed in this Schedule 13e-3.
     (e) Security holders will be entitled to the Company’s corporate records in the manner permitted by applicable Delaware state law. The issuer is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.
     (f) Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The information set forth in the Offer to Purchase entitled “Information About the Company - Beneficial Ownership of Directors and Executive Officers” is incorporated by reference. Except as otherwise described therein, the following responses are applicable.
     (a) 1. Not applicable.
     2. The information included in the Offer to Purchase entitled “Information About the Company - Certain Indebtedness and Transactions of Management” is incorporated by reference.
     (b) Not applicable.
     (c) Not applicable.
     (e) The information set forth in the Offer to Purchase entitled “Information About the Company - Beneficial Ownership of Common Stock” is incorporated herein by reference.
     The stockholders of the Company approved the 1996 Stock Option and Incentive Plan (the “Plan”). All directors, officers, and other employees of the Company, the Bank and any of the Bank’s subsidiaries were eligible for participation in the Plan. The term of the Plan was 10 years from its effective date. Accordingly, no new awards may be granted under the Plan. The Plan is administered by the Compensation Committee of the Company’s Board of Directors.

     Options to purchase 17,833 shares of the Company’s common stock were outstanding under the Plan as of the record date of the tender offer. All outstanding options have vested. The awarded options have a weighted average exercise price of $10.125 per share, the fair market value of the common stock on the dates of grant. Options granted under the Plan have a term of 10 years and are not transferable except upon death.
     In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the Plan, the number of shares to which any option relates and the exercise price per share under any option shall be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding.
Outstanding Equity Awards at Fiscal Year-End
     The following table sets forth the outstanding equity based awards held by the Company’s President and Chief Executive Officer as of October 10, 2007, the record date of the Offer.

Stock Awards
								Equity	Equity
								Incentive	Incentive
	Option Awards							Plan	Plan Awards:
			Equity					Awards:	Market or
			Incentive					Number of	Payout
			Plan Awards:				Market	Unearned	Value of
	Number of	Number of	Number of			Number of	Value of	Shares,	Unearned
	Securities	Securities	Securities			Shares or	Shares or	Units, or	Shares,
	Underlying	Underlying	Underlying			Units of	Units of	Other	Units, or
	Unexercised	Unexercised	Unexercised	Option	Option	Stock That	Stock That	Rights	Other Rights
	Options	Options	Unearned	Exercise	Expiration	Have Not	Have Not	That Have	That Have
Name	Exercisable(1)	Unexercisable	Options	Price	Date	Vested	Vested	Not Vested	Not Vested
Robert B. Nolen, Jr.	10,000	N/A	N/A	$10.125	5/26/09	N/A	N/A	N/A	N/A

(1)	The fair market value of the common stock at October 10, 2007, was $13.95 per share.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (b) The shares of common stock purchased in this tender offer will be retired. The information in the “Offer to Purchase” under the heading “Special Factors — Effects of the Tender Offer” is incorporated by reference.
     (c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Purposes of the Offer” and “Special Factors — Effects of the Tender Offer” in the Offer to Purchase is incorporated by reference.
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
     (a) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, and “Special Factors — Purposes of the Offer” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in “Special Factors — Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Background of Tender Offer”, “Special Factors — Purposes of the Offer” and “Special Factors — Our Reasons for Pursuing the Odd-Lot Offer Rather than Other Alternatives” of the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth in “Summary of Terms”, “Special Factors — Purposes of the Offer”, “Special Factors — Effects of the Offer” and “Special Factors — Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.
     (a) The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (d) The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (e) The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (f) The Company has not received any firm offer by any unaffiliated person during the past two years for (i) the merger or consolidation of the Company with or into another company, or vice versa, (ii) the sale or a transfer of all or substantially part of the assets of the Company or (iii) the purchase of the subject company’s securities that would enable the holder to exercise control of the Company.
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
     (a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors — Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.
     (b) Not applicable.
     (c) Not applicable.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
     (a) The information set forth in “Special Factors — Effects of the Tender Offer” and “Terms of the Offer — Source and Amounts of Funds” of the Offer to Purchase is incorporated herein by reference.
     (b) Not applicable.
     (c) The information set forth in “Terms of the Offer — Fees and Expenses” of the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.
     (d) Not applicable.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) The information set forth in “Information about the Company — Beneficial Ownership of Directors and Executive Officers” of the Offer to Purchase is incorporated herein by reference.
     (b) During the third quarter ended September 30, 2007, the Company repurchased in open market transactions 2,179 shares of common stock at an average price per share of $14.71 under its stock repurchase program. See Item 2(f) above.

     William W. Humphries, a director of the Company, purchased shares of commons tock in open market transactions as follows:

Shares	Prices Paid	Date of
Purchased	Per Share	Transaction
172	$13.10	8/15/07
200	$13.25	8/20/07
1,000	$14.85	9/17/07
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
     (d) The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar right in connection with the tender offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell his, her or its common stock pursuant to the offer. The information set forth in “Information About the Company — Beneficial Ownership of Common Stock” and “Special Factors — Determination of Fairness of Offer by our Board of Directors” of the Offer to Purchase is incorporated herein by reference.
     (e) To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the tender offer.
ITEM 13. FINANCIAL STATEMENTS.
     (a) The financial statements included in (i) the Company’s Annual Report to Shareholders, filed with the SEC as Exhibit 13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and (ii) the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, as filed with the SEC, are incorporated herein by reference. The information included in “Information About the Company — Summary Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.
     (b) No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to stockholders as the tender offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.
     (c) The information included in “Information About the Company — Summary Financial Information”, “Additional Information” and “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.
ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) The Company has retained Corporate Communications, Inc., as information agent, to assist in distributing the Offer to Purchase and, if requested by us, making telephone calls and otherwise assisting us in contacting the eligible stockholders. Other than Corporate Communications, Inc., the Company has not retained any outside person to make solicitations in connection with the offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender shares pursuant to the offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the related Letter of Transmittal. The information agent will be paid a customary fee and expenses for its services. See Item 10(c) above. The information included in “Terms of the Offer — Fees and Expenses” in the Offer to Purchase is incorporated by reference.
     (b) Employees of the Company may perform administrative tasks in connection with the tender offer, and they will be not be separately compensated for such services.
ITEM 15. ADDITIONAL INFORMATION.
     (b) All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit No.	Description
16(a)(1)(i)	Offer to Purchase
16(a)(1)(ii)	Letter of Transmittal
16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
16(a)(l)(vi)	Form of Notice of Guaranteed Delivery
16(a)(1)(vii)	Letter to Stockholders from James W. Cannon, Chairman of the Board, and Robert B. Nolen, Jr., President and Chief Executive Officer, dated October 18, 2007.
16(a)(1)(viii)	Offer to Purchase Flier to Stockholders
16(a)(5)	Press Release dated October 18, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINNACLE BANCSHARES, INC.
By:	/s/ Robert B. Nolen, Jr.
Robert B. Nolen, Jr.
President and Chief Executive Officer

Dated: October 18, 2007